Exhibit 12.2

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Year-to-date ended September 30,
	2017	2016
Income from continuing operations before income taxes	$541	$685
Add (deduct):
Fixed charges	147	138
Capitalized interest	(1)	(2)
Amortization of capitalized interest	6	6
Equity in earnings related to equity method investees	(19)	(19)
Distributions from investments in affiliates	14	20
Adjusted earnings	$688	$828
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$125	$116
Capitalized interest	1	2
Portion of rents representative of the interest factor	21	20
Total fixed charges	$147	$138
Ratio of earnings to fixed charges	4.7	6.0